SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MEDICIS PHARMACEUTICAL CORPORATION

(Name of Subject Company (Issuer))

Medicis Pharmaceutical Corporation

(Name of Filing Person (Offeror))

2.5% Contingent Convertible Senior Notes due 2032

(Title of Class of Securities)

58470KAA2

(CUSIP Number of Class of Securities)

Seth L. Rodner Executive Vice President, Chief Legal Officer and Corporate Secretary Medicis Pharmaceutical Corporation 7720 North Dobson Road Scottsdale, Arizona 85256 (602) 808-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Charles K. Ruck, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 Tel: (714) 540-1235

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$169,145,000	$19,385

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 3, 2012, there was $169,145,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $169,145,000.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2012 by Medicis Pharmaceutical Corporation (the “Company”), as amended and supplemented by Amendment No. 1 thereto filed by the Company with the SEC on May 8, 2012, Amendment No. 2 thereto filed by the Company with the SEC on May 11, 2012 and Amendment No. 3 thereto filed by the Company with the SEC on May 16, 2012 (as amended and supplemented, the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Company’s 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”).

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO and the Option.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and restated as follows:

The section titled “Additional Information” on page 13 of the Company Notice is amended and restated in its entirety as follows:

11. Additional Information.

The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Such reports and other information concerning the Company may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

We incorporate by reference the documents listed below, which contain important information about the Company and its financial condition. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including our Compensation Committee report and performance graph or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012.

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 8, 2012.

•	The Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2012.

•

The Company’s Current Reports on Form 8-K, filed with the SEC on March 2, 2012, March 28, 2012, May 2, 2012, May 8, 2012, May 10, 2012, May 11, 2012, May 16, 2012 and May 21, 2012, and our Amended Current Report on Form 8-K/A, filed with the SEC on February 16, 2012.

•

The description of the Company’s Common Stock contained in the Company’s registration statement, filed with the SEC on Form 8-A, dated September 17, 1998, and any amendment or report filed with the SEC for the purpose of updating the description.

•

The description of the amended and restated rights agreement, contained in our registration statement on Form 8-A/A filed pursuant to Section 12 of the Exchange Act, dated August 17, 2005, filed with the SEC on August 18, 2005 and any amendment or report filed with the SEC for the purpose of updating the description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Notwithstanding the foregoing, the Schedule TO to which this Company Notice relates does not permit forward “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Company Notice, we will amend the Schedule TO accordingly.

The Company will provide, without charge, upon written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be directed to: Medicis Pharmaceutical Corporation, 7720 North Dobson Road, Scottsdale, Arizona 85256, Attention: Corporate Secretary; telephone number: (602) 808-8800.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICIS PHARMACEUTICAL CORPORATION

Date: May 21, 2012	By:	/s/ Seth L. Rodner
Seth L. Rodner
Executive Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012.

(a)(1)(B)*	Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8–K filed with the Securities and Exchange Commission on June 6, 2002.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed on Schedule TO